UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-53520

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: February 28, 2017

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended: __________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT

THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

FULL NAME OF REGISTRANT

Discovery Energy Corp.

FORMER NAME IF APPLICABLE

Santos Resource Corp.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

One Riverway Drive, Suite 1700

CITY, STATE AND ZIP CODE

Houston, Texas 77056

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-O, or portion thereof will be filed on or before the fifth calendar day following the prescribed date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for its fiscal year ended February 28, 2017 within the prescribed time period without unreasonable effort and expense due to the unavailability of certain information that may materially affect the disclosure to be contained in the Report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Keith J. McKenzie	(604)	649-1361
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☒ Yes   ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect that the expenses and net loss for our fiscal year ended February 28, 2017 will be significantly higher than they were for our fiscal year ended February 29, 2016 (approximately $3.5 million higher in the case of our expenses and approximately $7.8 million higher in the case of our net loss), due to significantly higher operating expenses associated with our Nike 3D Seismic Survey undertaken in fiscal 2017 and due to significantly higher other expenses associated with the derivative liability relating to the debentures that we issued during fiscal 2017.

Discovery Energy Corp.

(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 26, 2017	By:	/s/ Keith J. McKenzie
Keith J. McKenzie, Chief Executive Officer

A T T E N T I O N

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).